

May 17, 2012

James Chandik
Chief Executive Officer
DNA Precious Metals, Inc.
9125 rue Pascal Gagnon, Suite 204
Saint Leonard, Quebec
Canada H1P 1Z4

> **Re:** **DNA Precious Metals, Inc.**
> **Amendment No. 6 to Registration Statement on Form S-1**
> **Filed May 2, 2012**
> **File: 333-178624**

Dear Mr. Chandik:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Please consider Rule 8-08 of Regulation S-X in determining whether you should provide updated financial statements in your next amendment.

2. Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please disclose on your prospectus cover page that you are an emerging growth company and revise your prospectus to:

   - Describe how and when a company may lose emerging growth company status;

- Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

- State your election under Section 107(b) of the JOBS Act:

  o If you have elected to opt <u>out</u> of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

  o If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

Use of Proceeds, page 17

3. We note your response to comment 2. We also note your statement that "the foregoing assumes the commencement of mining operations. If we do not commence mining operations, our focus will be construction of a larger mill to process gold and silver from other mining companies and to explore other mining properties." Please note that you may reserve the right to change the use of proceeds, provided that such reservation is due to certain contingencies that are specifically discussed and the alternatives to such use are indicated. Revise your disclosure to specifically discuss when you will not commence mining operations and when you will construct a larger mill to process gold and silver from other mining companies. Clarify the amount of proceeds that would be used to construct a larger mill and the amounts to be used to explore other mining properties.

4. Please revise to discuss the company's plans if substantially less than the maximum proceeds are received.

Dilution, page 19

5. We note your response to comment 3 of our letter dated April 27, 2012. Please revise the information in your dilution table to include a dilution table in your amended filing consistent with the guidance in Item 506 of Regulation S-K. In this respect, we note the "net tangible value before the offering" of $782,285 does not give effect to your outstanding total liabilities of $601,719 as of December 31, 2011. As a result, your net tangible book value before the offering is not correct and the net tangible book values

after the offering after expenses, if you sell 25%, 50%, 75% and 100%, are overstated. Please revise or tell us how you considered the net tangible assets of $180,566 on page F-3 in the calculation of net tangible book value before the offering for your dilution table. Please revise to disclose the total number of shares and percentage that your existing stockholders will own if 25%, 50%, 75%, and 100% of the shares are sold. Please revise "capital contributions" as this amount appear to represent offering proceeds in your dilution table.

You may contact Raquel Howard, Staff Accountant, at (202) 551-3291, or Melissa Rocha, Accounting Branch Chief, at (202) 551-3854, if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper, Staff Attorney, at (202) 551-3329 or David Link, Staff Attorney, at (202) 551-3356 with any other questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director

cc: Jeffrey G. Klein, Esq.